東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07024803

RECEIVED
2007 JUN 29 A 8:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 082-04861

June 21, 2007

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement of Accounts for the Year ended March 31, 2007 (dated May 14, 2007) (Excerpt translation)

Yours very truly,

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dw 7/2

FILE NO. 82-4861

RECEIVED

2007 JUN 29 A 8:06

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2007

May 14, 2007

Name of the Company:	MegaChips Corporation
Listing:	1st Section, Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Representative:	Shigeki Matsuoka President and Representative Director
Person to contact:	Masayuki Fujii Director and Department Manager, Corporate Planning Department
Scheduled date of the Ordinary General Meeting of Shareholders:	June 22, 2007
Scheduled date of payment of dividends:	June 4, 2007
Scheduled date of filing of securities report:	June 22, 2007

1. Consolidated operating results for the year ended March 31, 2007 (April 1, 2006 through March 31, 2007):

(1) Consolidated operating results

Figures are stated by discarding fractions of one million yen.
(The percentages indicate the rates of increase or decrease from the previous fiscal year.)

	Year ended March 31, 2007	Year ended March 31, 2006
Sales	¥44,696 million (45.5%)	¥30,721 million (2.0%)
Operating profit	¥2,920 million (37.8%)	¥2,119 million ((-) 2.5%)
Ordinary profit	¥2,869 million (35.4%)	¥2,119 million ((-) 2.3%)
Profit for the year	¥1,519 million (14.9%)	¥1,321 million (12.5%)
Profit for the year per share	¥61.34	¥50.95
Fully diluted earnings per share	¥61.07	¥50.92
Ratio of profit to shareholders' equity for the year	8.3%	8.0%
Ratio of ordinary profit to total assets	10.2%	9.5%
Ratio of ordinary profit to sales	6.5%	6.9%

(Note) Investment gain (loss) on equity method: ¥ - ¥ -

(2) Consolidated financial condition

	Year ended March 31, 2007	Year ended March 31, 2006
Total assets	¥32,342 million	¥23,986 million
Net assets	¥19,693 million	¥16,833 million
Net worth ratio	60.9%	70.2%
Net assets per share	¥794.84	¥677.61

(Note) Net worth: ¥19,693 million ¥16,833 million

(3) Consolidated cash flow condition

	Year ended March 31, 2007	Year ended March 31, 2006
Cash flows from operating activities	(-) ¥1,919 million	(-) ¥3,471 million
Cash flows from investing activities	(-) ¥660 million	(-) ¥2,014 million
Cash flows from financing activities	¥2,633 million	¥2,009 million
Cash and cash equivalents at the end of the year	¥4,737 million	¥4,677 million

2. State of dividends:

		Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008 (forecast)*
Dividend per share:	Year-end	¥16.00	¥18.00	
	Annual	¥16.00	¥18.00	
Aggregate dividends (annual):		¥396 million	¥445 million	-
Dividend propensity (consolidated):		31.4%	29.3%	
Ratio of dividends to net assets (consolidated):		2.4%	2.4%	-

* The amount of annual dividend per share for the year ending March 31, 2008 is yet to be determined. The Company intends to continue to pay a dividend of at least ¥10 per annum, based on about 30% of profit for the year on a consolidated basis.

3. Forecast of consolidated operating results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008):

(The percentages indicate the rates of increase or decrease from the previous fiscal year in respect of the whole-year period, and from the first six months of the previous fiscal year in respect of the first six months, respectively.)

	First six months	Whole-year period
Sales	¥26,300 million (42.9%)	¥55,800 million (24.8%)
Operating profit	¥1,460 million (35.2%)	¥3,600 million (23.3%)
Ordinary profit	¥1,460 million (36.8%)	¥3,600 million (25.5%)
Profit for the year	¥1,420 million (166.9%)	¥2,650 million (74.4%)
Profit for the year per share	¥57.31	¥106.95

4. Others

(1) Changes in important subsidiaries (changes in specific subsidiaries associated with changes in the scope of consolidation) during the year: No

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements (those to be stated as Changes in the Important Matters Forming the Basis for Preparing Consolidated Financial Statements):

1) Changes associated with changes in accounting standards: Yes

2) Other changes: No

(3) Number of issued shares (shares of common stock):

1) Number of issued shares (including shares of treasury stock) as of the end of the fiscal year:

Year ended March 31, 2007:	25,939,217 shares
Year ended March 31, 2006:	25,939,217 shares

2) Number of shares of treasury stock as of the end of the fiscal year:

Year ended March 31, 2007:	1,162,360 shares
Year ended March 31, 2006:	1,183,990 shares

(For reference) Summary of the non-consolidated operating results

1. Non-consolidated operating results for the year ended March 31, 2007 (April 1, 2006 through March 31, 2007):

(1) Non-consolidated operating results

Figures are stated by discarding fractions of one million yen.

(The percentages indicate the rates of increase or decrease from the previous fiscal year.)

	Year ended March 31,	
	2007	2006
Sales	¥911 million (7.8%)	¥845 million (2.4%)
Operating profit	¥22 million (186.8%)	¥7 million ((-) 82.7%)
Ordinary profit	¥1,323 million (2.2%)	¥1,294 million (- %)
Profit for the year	¥1,248 million (3.0%)	¥1,212 million (- %)
Profit for the year per share	¥50.42	¥48.01
Fully diluted earnings per share	¥50.19	¥47.98

(2) Non-consolidated financial condition

	Year ended March 31,	
	2007	2006
Total assets	¥22,584 million	¥18,662 million
Net assets	¥16,371 million	¥15,514 million
Net worth ratio	72.5%	83.1%
Net assets per share	¥660.75	¥625.77
(Note) Net worth:	¥16,371 million	¥15,514 million

2. Forecast of non-consolidated operating results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008):

(The percentages indicate the rates of increase or decrease from the previous fiscal year in respect of the whole-year period, and from the first six months of the previous fiscal year in respect of the first six months, respectively.)

	First six months	Whole-year period
Sales	¥26,000 million (-%)	¥54,800 million (-%)
Operating profit	¥1,500 million (-%)	¥3,600 million (-%)
Ordinary profit	¥1,500 million (24.3%)	¥3,600 million (172.1%)
Profit for the year	¥2,760 million (132.0%)	¥3,950 million (216.3%)
Profit for the year per share	¥111.39	¥159.42

* Note on the forecast of operating results:

The above forecast is made based on the information available to management as of the date hereof and the assumptions as of the date hereof as to uncertain factors that may affect the operating results in the future. The actual results may change materially depending on various factors in the future.

\- - - - -

1. OPERATING RESULTS

(1) Analysis of operating results

(i) Overview of operating results as a whole

The Japanese economy during the fiscal year under review registered tones of steady expansion as corporate earnings continued to improve, capital investment was increased and employment also entered the phase of gradual recovery.

In our electronic machinery and equipment industry, the market for consumer audiovisual equipment, including digital TV, and 3G cellular phones partly expanded. However, the market for the industry in general increased slightly in comparison with the previous fiscal year.

Under these circumstances, the Group focused its efforts on developing and selling customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension, sound and music compression, extension and transmission, and system products.

Specifically, with the digitalization of images, sounds, music and other media and the prevalence of broadband networks and 3G cellular phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and sell system LSIs for high-performance digital cameras, system LSIs for third-generation (3G) cellular phones and system LSIs for terrestrial digital broadcasting, as well as develop and sell system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales and ordinary profit amounted to ¥44,696 million (a 45.5% increase from the previous fiscal year) and ¥2,869 million (a 35.4% increase), respectively. Profit for the year amounted to ¥1,519 million (a 14.9% increase).

(ii) Overview of segment information by business category

(a) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥35,979 million (a 50.3% increase from the previous fiscal year) as demand for LSIs for storing game software (custom memories) increased steadily. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥6,040 million (a 62.0% increase from the previous fiscal year) as demand for LSIs for digital cameras and LSIs for receiving one segment of a frequency band of terrestrial digital broadcasting, commercial production of which began toward the end of the previous fiscal year, increased steadily. Consequently, consolidated sales in the LSI business totalled ¥42,020 million (a 51.9% increase). Operating profit amounted to ¥3,173 million (a 58.6% increase).

(b) System business

Consolidated sales in the system business amounted to ¥2,675 million (a 12.4% decrease from the previous fiscal year) as the launch of new system products for recording and transmitting digital images in the area of security and monitoring was delayed. Operating loss amounted to ¥187 million (operating profit of ¥113 million for the previous fiscal year).

(iii) Overview of operating results by geographic segment

(a) Japan

Sales of customer-specific LSIs (ASIC) increased steadily. Consequently, consolidated sales totalled ¥43,401 million (a 49.2% increase from the previous fiscal year). Operating profit amounted to ¥3,029 million (a 43.8% increase).

(b) Asia

Demand remained weak in Asia. Consequently, consolidated sales amounted to ¥1,295 million (a 20.6% decrease from the previous fiscal year). Operating loss amounted to ¥109 million (operating profit of ¥13 million for the previous fiscal year).

(iv) Prospect for operating results as a whole for the next fiscal year

In spite of negative factors to economic recovery, such as a risk of resumption of deflation and higher resource prices, a virtuous cycle of improved employment, expansion of investment in plant and equipment and increased consumption is tending to continue as corporate earnings are expanding. Thus, the Japanese economy is expected to register tones of a slow expansion. In the social environment surrounding the businesses of the Group, a further sophisticated information society is expected to come to pass due to the trend of further expansion of digital home electronic appliances in the overseas market, the rapid expansion of the wired and wireless broadband networks and the development of digitalization of broadcasting.

Under these circumstances, the Group intends to concentrate its efforts in the LSI business on developing a fuller line of customer-specific LSIs (ASIC) and enhancing supply capacity to meet increasing demand and actively investing in research and development to accelerate the growth of its application-specific LSI (ASSP) business, and also focus on improving profitability of the system business.

In the LSI business, the Group will focus on developing and selling products targeting mobile devices and vehicle devices compatible with services of receiving one segment of a frequency band of terrestrial digital broadcasting for mobile information devices, and high definition-compatible AV (audio-visual) equipment. Additionally, the Group intends to aggressively promote sales of LSIs in Japan and overseas to increase operating results.

In the system business, the Group will focus on developing a fuller line of visual monitoring system products for security purposes and expanding its customer base, as well as promoting the planning, development and selling of home visual monitoring system products.

Thus, the Group will strive to consolidate its high profit-earning basis and sharpen its competitive edge of the LSI business on a medium- and long-term range and increase profitability of the system business, and create new added values by adding synergy to the whole Group. Consolidated sales, operating profit and ordinary profit for the next fiscal year are expected to account for ¥55,800 million (a 24.8% increase from the fiscal year under review), ¥3,600 million (a 23.3% increase) and ¥3,600 million (a 25.5% increase), respectively.

Profit for the next fiscal year are expected to account for ¥2,650 million (a 74.4% increase from the fiscal year under review) partly due to a tax effect of loss carried forward that will be transferred to the Company from its consolidated subsidiaries as a result of the merger thereof as of April 1, 2007.

On a non-consolidated basis, the Company will possibly account for a special income from the merger of its two consolidated subsidiaries. However, it will have no effect on the consolidated operating results.

The following is the forecast of consolidated sales by business segment:

LSI business:	¥50,000 million	(a 19.0% increase from the fiscal year under review)
System business:	¥5,800 million	(a 116.8% increase from the fiscal year under review)

(2) Analysis of the financial position

(i) Changes in the financial position (consolidated)

Total assets at the end of the fiscal year under review amounted to ¥32,342 million (an increase of ¥8,355 million from the end of the previous fiscal year) as trade notes and trade accounts receivable and inventories increased by ¥4,529 million and ¥1,387 million, respectively, due to strong sales in the LSI business and investment securities increased by ¥2,037 million due to the revaluation of investment securities with market value, among others.

Total liabilities amounted to ¥12,648 million (an increase of ¥5,495 million) as trade accounts payable, short-term loans payable and long-term loans payable increased by ¥1,594 million, ¥1,000 million and ¥2,000 million, respectively, among others.

Total net assets amounted to ¥19,693 million. As a result, the net worth ratio at the end of the fiscal year under review was 60.9%.

(ii) State of cash flows

Cash and cash equivalents ("net cash") on a consolidated basis at the end of the fiscal year under review increased by ¥59 million from the previous fiscal year to account for ¥4,737 million.

The state of cash flows for the fiscal year under review is as follows:

Net cash used in operating activities was ¥1,919 million (a ¥1,552 million decrease from the previous fiscal year), principally due to an increase of ¥4,527 million in trade accounts receivable, though income before income taxes and others recorded ¥2,855 million (a 31.2% increase).

Net cash used in investing activities was ¥660 million (a ¥1,354 million decrease from the previous fiscal year), principally due to the payment of ¥529 million for long-term prepaid expenses. As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in payments of ¥2,579 million (a ¥2,906 million decrease).

Net cash provided by financing activities was ¥2,633 million (a ¥624 million increase from the previous fiscal year), principally due to an increase of ¥1,000 million in short-term loans payable and ¥2,000 million in long-term loans payable, respectively.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
Net worth ratio (%):	84.5	79.0	70.2	60.9
Net worth ratio on a market value basis (%):	161.2	144.9	201.1	191.3
Years for debt redemption (year):	-	-	-	-
Interest coverage ratio:	2,813.3	-	-	-

(Notes) 1. Each of the indices is calculated as follows:

Net worth ratio:	Net worth/Total assets
Net worth ratio on a market value basis:	Aggregate market value of listed stock/Total assets
Years for debt redemption:	Interest-bearing debt/Cash provided by operating activities
Interest coverage ratio:	Cash provided by operating activities/ Interest payments

2. Each of the indices is calculated based on financial data on a consolidated basis.

3. The aggregate market value of listed stock is calculated based on the closing stock price at the end of each fiscal year multiplied by the total number of shares issued as of the end of each fiscal year.

4. As cash provided by operating activities, cash flows from operating activities

in the statement of consolidated cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet.

(3) Basic principles concerning the distribution of profits and the dividends for the fiscal year under review and the next fiscal year

The Company gives priority to distributing profits to the shareholders as an important policy of management. To place greater emphasis on shareholder value, the Company has determined to link the amount of dividends more closely with consolidated operating results, while keeping internal reserves necessary for future business development and the strengthening of its corporate base. Specifically, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share.

With regard to the distribution of retained earnings for the fiscal year under review, in accordance with the policy mentioned above, the Company, by resolution of its Board of Directors, has determined to pay an ordinary dividend of ¥18 per share annually to its shareholders as of March 31, 2007.

With regard to the distribution of retained earnings for the next fiscal year, the Company will, in accordance with the policy mentioned above, pay dividends. The amount of an annual dividend per share is yet to be determined.

With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient use of the funds by appropriation thereof to research and development activities that will lead to new growth and strategic investments to expand its business base and build up its financial base, whereby increasing its enterprise value.

(4) Risk factors in business

(i) Dependence on specific customers

(a) Purchasers

The Group principally sells LSIs for storing game software (custom memories) for use in game consoles, LSIs for game consoles and their peripherals, LSIs for processing images, sounds and communications for 3G cellular phones, one-chip LSIs for digital cameras and system products for recording and transmitting digital images in the area of security and monitoring. Specifically, the rate of net sales to Nintendo Co., Ltd. ("Nintendo"), to which the Group supplies LSIs for storing game software (custom memories), among other things, is high.

Hence, the trend of the market for game machines mounted with these products and game software and the condition of application of the products of the Group by Nintendo may affect the operating results of the Group.

(b) Consigned manufacturers (suppliers)

The Group has since its incorporation adopted a model of business as a fabless enterprise to concentrate its management resources on research and development and consign manufacturing of products to third parties, whereby developing products to meet customer needs based on its unique technological capabilities and expanding business without need to invest in plant and equipment that require a large amount of money. The Group diversifies manufacturing consignments in Japan and overseas, though the rate of consignments to Macronix International Co., Ltd. ("Macronix"), to which the Group consigns manufacturing of LSIs for storing game software (custom memories) supplied to its major customer Nintendo and LSIs for game consoles and their peripherals, is high.

Hence, if for some reason, Macronix stops manufacturing, the operating results of the Group may fluctuate.

The Company has entered into manufacturing consignment agreements with Nintendo and Macronix, respectively. The Company intends to build up good and close relationships with these companies to secure constant supply of products.

(ii) Business

(a) Risks in LSI business

The Group has adopted a model of fabless enterprise that possesses no manufacturing plant and equipment of its own and consigns manufacturing all to third parties. In the LSI business, manufacturing of products is consigned to semiconductor manufacturers. Hence, demand and supply in the semiconductor market may affect the quantities and prices of products to be procured by the Group and the Group may not be able to procure products in such quantities and at such prices as it expects. In addition, the Group's LSIs are used for leading-edge digital equipment, which is subject to rapid technological renovations. Hence, there is no assurance that its products will continue to be employed. Furthermore, as equipment mounted with the Group's LSIs is exposed to intensive competition and demand volatilities, demand for the Group's LSIs may swing sharply and widely.

(b) Risks in system business

The Group sells image recording and transmitting system products in response to the development of digitalization in the security and monitoring area.

Demand for products in the security and monitoring area fluctuates according to the trend of capital investment in the area and accordingly, the operating results of the Group may be affected.

In addition, the Group has exerted its efforts to maintain its technological edge, including digital image processing and network technologies, and maintain its

competitive edge by supplying optimized specific image systems for customers' operations. However, technological renovations in the area are rapid and the trends of technologies and services of other companies may affect the operating results of the Group.

Furthermore, in the event that a totally new market is to be created, the market may not grow as the Group foresees and accordingly, the operating results of the Group may be affected.

(c) Risks in strategic investment

To expand its LSI business and system business in the Asia-Pacific region principally consisting of the Chinese market, the Group entered into a strategic business tie-up with Macronix International Co., Ltd. ("Macronix") on March 12, 2005. Simultaneously, the Company, through its investment subsidiary in Taiwan, acquired the shares of Macronix and appointed a director of Macronix to foster mutual development of both companies by building closer personnel and capital relationships. However, the legal regulations and commercial practices in the relevant markets are materially different from those in Japan and unforeseeable events may arise from such local legal regulations or commercial practices. Consequently, the operating results and financial position of the Group may be affected.

In addition, to accelerate growth of its LSI business and system business, the Group intends to actively promote strategic tie-ups, including capital tie-ups. However, complementary relationships for business or growth in operating results may not be materialized as the Group expects.

(d) Research and development

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Group has conducted business based on its technological development capabilities. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers and the showing of its "Uniqueness".

The Group believes that it can continue to develop and launch to the market innovative and attractive new products. However, the industry in which the Group belongs is exposed to rapid technological changes and the rapid prevalence of new technologies and new services or other changes may take place. In case of such any change, there is no assurance that the Group can respond quickly and it may be required to invest a large sum in research and development in response to such change.

Consequently, the operating results of the Group may be affected.

(e) Procurement of human resources

The Group, which has conducted business based on its technological development capabilities in the area of image, sound and communication, is required to acquire and maintain excellent engineers. The Group has exerted its efforts to establish a personnel management policy necessary for that purpose and has maintained its excellent technological development capabilities and conducted business. However, if many excellent engineers leave the Group or new recruits cannot be supplied in the future, the Group may become less competitive.

(iii) Management

(a) Purchase defense measures

The Company recognizes that purchase defense measures and the protection of the interests of its shareholders from abusive purchasers are important issues for corporate management, and always collects information, and continuously deliberates, on recent business takeovers.

However, the Company does not intend to introduce any purchase defense measure that may prejudice the shareholders' rights.

(b) Account auditors

For any reason on the part of the Company or in the event that the account auditors violate or contravene with laws or ordinances or the Company considers that the account auditors offended public order or morals, the Board of Statutory Auditors of the Company shall accordingly deliberate on the dismissal or non-reappointment of the account auditors. In the event that it considers it adequate to dismiss or not to reappoint the account auditors, it shall request the Board of Directors to make the "dismissal or non-reappointment of the account auditors" a proposition to be submitted to its General Meeting of Shareholders and the Board of Directors shall deliberate thereon.

(c) Risk concerning the establishment of internal control systems

The Group has recognized the emphasis on compliance with law and the establishment of corporate governance as its important managerial issues and has exerted its efforts to strengthen the same and enhance risk management.

Since last year, the Group has made its efforts to institute fundamental policies on internal control pursuant to the Corporation Law and improve internal control systems pursuant to the Financial Instruments and Exchange Law.

Accordingly, the Group intends to manage business properly and lawfully and establish and improve internal control systems, including internal control with regard to financial reporting.

However, if any extraordinary event not assumed under the internal control systems established by the Group occurs, the credibility and comprehensiveness of financial reporting and information disclosure by the Group may not be assured. In such case, the Company may lose the trust of its stakeholders and it may have a material adverse effect on the financial position and operating results of the Group.

However, there has occurred no such event up to the present date.

(iv) Intellectual property rights

The Group, which is an R&D-oriented fabless enterprise, recognizes that the protection of its intellectual property rights is material to its business development. Hence, the Group has exerted its efforts to build up its system for that purpose and strengthen cooperation with patent law offices to actively file applications for patents and trademarks and make them registered to protect the products and services offered by the Group, and simultaneously investigate rights of other companies thoroughly to prevent infringement of their rights.

However, there exists no assurance that all patents or trademarks for which the Group files applications will be registered. Additionally, as it is impossible to fully investigate technologies and rights of other companies prior to publication thereof, the Group may infringe intellectual property rights of other companies and litigation may be filed against the Group. In such case, the operating results of the Group may be affected.

As of the date hereof (May 14, 2007), no litigation has been filed against the Group in respect of any intellectual property right.

2. STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which is comprised of the Company (MegaChips Corporation) and its four subsidiaries and one affiliated company, principally engages in the development, manufacture and sale of system LSIs and system products.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in the "Notes to consolidated financial statements (segment information)".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, as other LSIs, the Company sells standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by MegaChips LSI Solutions Inc., manufactured by its consigned semiconductor manufacturers and sold by MegaChips LSI Solutions Inc.

Application-specific LSIs......These products are developed by MegaChips LSI Solutions Inc. and MegaChips (Hong Kong) Limited, manufactured by its consigned semiconductor manufacturers and sold by MegaChips LSI Solutions Inc. and MegaChips (Hong Kong) Limited.

Other LSIs.............................These products are developed and manufactured by the Company's consigned semiconductor manufacturers and sold by MegaChips LSI Solutions Inc. and MegaChips (Hong Kong) Limited.

(2) System business:

System products are developed by MegaChips System Solutions Inc. and MegaChips (Hong Kong) Limited, manufactured by its consigned manufacturers and sold by MegaChips System Solutions Inc. and MegaChips (Hong Kong) Limited.


Customers
Investee
Products
Products/ services
Products/ services
Products/ services
Investment
(Consolidated Subsidiary) MegaChips (Hong Kong) Limited
(Affiliated company not subject to the equity method) Mobile Television, Inc.
(Consolidated Subsidiary) MegaChips LSI Solutions Inc.
(Consolidated Subsidiary) MegaChips System Solutions Inc.
(Consolidated Subsidiary) Shun Yin Investment Ltd.
LSI business
System business
MegaChips Corporation (Holding Company)

(Note) The Company merged its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
MegaChips LSI Solutions Inc.	Yodogawa-ku, Osaka	¥500,000 thousand	LSI business	100.0%	The subsidiary plans, develops, manufactures and sells LSI products. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*1
MegaChips System Solutions Inc.	Yodogawa-ku, Osaka	¥500,000 thousand	System business	100.0%	The subsidiary plans, develops, manufactures and sells system products and related products and provides support. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*1
Shun Yin Investment Ltd.	Taipei, Republic of China	NT$629,040 thousand	Elimination or all-group	100.0%	The subsidiary holds the shares of Macronix International Co., Ltd. with which the Company has entered into a business alliance.	*1
MegaChips (Hong Kong) Limited	Hung Hom, Kowloon, HongKong	HK$24,900 thousand	LSI business and system business	100.0% (100.0%)	The subsidiary sells and provides support, etc. for, LSI products and system products in the Chinese market. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*2

(Notes)
1. In the column of main business, the segment name by business category is listed.
2. *1 : The companies fall under the category of specified subsidiaries.
3. *2 : The ratio of holding of voting rights in the parentheses shows the ratio of indirect possession.
4. The Company merged its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

3. BUSINESS POLICY

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing digital image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems (system products) and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs and system products in the market.

(2) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. The Company has also defined operating profit per employee as an index of operating efficiency and intends to increase the operating profit per employee, as well as to increase the ratio of operating profit to sales on a consolidated basis.

(3) The Company's medium- to long-term management strategy

With the development of LSI technologies, the penetration of digital technologies in broad areas and the prevalence of high-speed telecommunications infrastructures, an advanced information society is expected to arrive.

In response to such changes in the society, the Group feels entrusted with the mission of "contributing to materializing people's security and safety, happy life and rich communication by providing unique products based on its high technologies to the world". The Company desires to contribute to creating an affluent future society in which people can feel happy, by providing products offering innovative, new values to the world, as well as unique products big business would not be able to produce, and utilizing its high technologies. In the area utilizing image, sound and communication technologies, the Group aims to grow as a corporate entity that can offer LSI products and system products, as well as service solutions, in response to market and customer needs.

To materialize this vision, the Company will promote a management system under which it can implement its management strategies and make speedy decisions. The management strategies of the respective business areas on a medium- and long-term basis are described as follows:

(i) LSI business

With regard to customer-specific LSIs, the Company intends to continue expanding business with various LSI products in the field of entertainments, including game consoles, among other things, as its core business.

With regard to application-specific LSIs, the Company will focus on developing and selling system LSIs used in mobile information devices, including 3G cellular phones, digital cameras, mobile devices and vehicle devices compatible with services of receiving one segment of a frequency band of terrestrial digital broadcasting for cellular phones and other mobile information devices, and high definition-compatible AV (audio-visual) equipment, by making most of its advantageous technologies, such as compression and extension of images, digital image processing and communication technologies, to expand business.

The functions of these products will be integrated in various manners in the future. Hence, the Company intends to organize its differentiated technologies nurtured in each area and to further strengthen competitiveness of its system LSIs. Additionally, the Company intends to deploy technology and make use of alliances to develop products on a timely basis.

(ii) System business

In response to the development of digitalization in the security and monitoring area, the Company intends to provide total visual monitoring systems, by launching surveillance cameras, which account for 60% of the visual monitoring market, by utilizing digital methods, in addition to digital image recording and transmitting system products, which the Company has been developing and selling. In addition, in response to an increase in needs for crime prevention in recent years, the Company intends to target the home security and visual monitoring markets as well as the industrial security market, and expand business by selling products aggressively.

The Company also intends to provide network-related system solutions that may have synergy effects with its products to the market and customers to enlarge its profit-earning opportunities and improve profit margins.

(4) Future Challenges

To promote its above-mentioned medium- to long-term management strategy, expand business and contribute to materializing an affluent future society, the Company intends to perform the following principal tasks actively:

In the LSI business, the Company intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Company also intends to strengthen its capabilities of selling and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Company intends to strengthen strategic partnerships.

In the system business, the Company, seeing the trend of digitalization of visual monitoring system products as an opportunity, will make use of its nurtured digital image processing and communication technologies to have a fuller line of products. Simultaneously, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

The efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Additionally, by securing hard-core human resources and strengthening human resources development, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and the improvement of profitability of its system business to enhance its corporate value.

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2007 (as at March 31, 2007)	Year ended March 31, 2006 (as at March 31, 2006)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	4,737,569	4,677,766	59,803
2. Trade notes and trade accounts receivable	18,316,089	13,786,942	4,529,147
3. Inventories	2,357,514	970,183	1,387,331
4. Deferred tax assets	218,698	189,808	28,889
5. Others	411,803	364,037	47,765
Allowance for doubtful receivables	(1,448)	(2,466)	1,018
Total current assets	26,040,227	19,986,272	6,053,955
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	87,652	92,499	(4,846)
(2) Others	73,056	65,024	8,032
Total tangible fixed assets	160,709	157,524	3,185
2. Intangible fixed assets			
(1) Others	154,356	164,179	(9,823)
Total intangible fixed assets	154,356	164,179	(9,823)
3. Investments and other assets			
(1) Investment securities	4,643,485	2,605,500	2,037,984
(2) Long-term deposit	400,000	400,000	-
(3) Deferred tax assets	33,383	215,233	(181,849)
(4) Others	911,793	460,373	451,420
Allowance for doubtful receivables	(1,738)	(2,413)	675
Total investments and other assets	5,986,924	3,678,694	2,308,230
Total fixed assets	6,301,989	4,000,397	2,301,591
TOTAL ASSETS	32,342,216	23,986,669	8,355,546

(thousands of yen)

	Year ended March 31, 2007 (as at March 31, 2007)	Year ended March 31, 2006 (as at March 31, 2006)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	4,640,965	3,046,294	1,594,670
2. Short-term loans payable	4,000,000	3,000,000	1,000,000
3. Accrued corporate income taxes	968,980	535,410	433,569
4. Allowance for bonuses	210,904	171,594	39,310
5. Others	625,334	358,847	266,486
Total current liabilities	10,446,184	7,112,147	3,334,037
II. Fixed liabilities			
1. Long-term loans payable	2,000,000	-	2,000,000
2. Deferred tax liabilities	157,671	-	157,671
3. Others	44,792	40,591	4,201
Total fixed liabilities	2,202,464	40,591	2,161,872
TOTAL LIABILITIES	12,648,648	7,152,738	5,495,910
SHAREHOLDERS' EQUITY			
I. Capital	-	4,840,313	(4,840,313)
II. Additional paid-in capital	-	6,181,300	(6,181,300)
III. Retained earnings	-	7,441,028	(7,441,028)
IV. Revaluation difference of other securities	-	158,728	(158,728)
V. Foreign exchange translation adjustment	-	130,432	(130,432)
VI. Treasury stock	-	(1,917,871)	1,917,871
TOTAL SHAREHOLDERS' EQUITY	-	16,833,931	(16,833,931)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	-	23,986,669	(23,986,669)
NET ASSETS			
I. Shareholders' equity			
1. Capital	4,840,313	-	4,840,313
2. Additional paid-in capital	6,181,300	-	6,181,300
3. Retained earnings	8,497,051	-	8,497,051
4. Treasury stock	(1,883,049)	-	(1,883,049)
Total Shareholders' equity	17,635,616	-	17,635,616
II. Revaluation and exchange differences, etc.			
1. Revaluation difference of other securities	1,889,059	-	1,889,059
2. Foreign exchange translation adjustment	168,892	-	168,892
Total revaluation and exchange differences, etc.	2,057,951	-	2,057,951
TOTAL NET ASSETS	19,693,567	-	19,693,567
TOTAL LIABILITIES AND NET ASSETS	32,342,216	-	32,342,216

2. Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Increase or decrease
I. Sales	44,696,215	30,721,884	13,974,331
II. Cost of sales	37,867,342	25,186,585	12,680,757
Gross profit on sales	6,828,872	5,535,298	1,293,574
III. Selling, general and administrative expenses	3,908,054	3,415,537	492,516
Operating profit	2,920,818	2,119,761	801,057
IV. Non-operating profit	13,541	34,114	(20,572)
1. Interest received	7,814	4,105	3,708
2. Additional refunds of corporate income taxes	858	2,592	(1,734)
3. Transfer back from allowance for doubtful receivables	1,693	-	1,693
4. Exchange gain	-	14,832	(14,832)
5. Gain from forgiveness of debts	-	9,015	(9,015)
6. Miscellaneous income	3,175	3,567	(392)
V. Non-operating expenses	65,158	34,681	30,477
1. Interest paid	40,070	6,053	34,016
2. Loss from sale of bonds	3,213	-	3,213
3. Exchange loss	5,896	-	5,896
4. Loss from investments in partnership	11,944	9,536	2,408
5. Payment of penalty sums	-	4,743	(4,743)
6. Loss on cancellation of lease agreements	-	4,500	(4,500)
7. Amortization of consolidation adjustment	-	4,017	(4,017)
8. Miscellaneous losses	4,032	5,830	(1,797)
Ordinary profit	2,869,201	2,119,194	750,007
VI. Special income	36,258	57,471	(21,213)
1. Gain on prior period adjustment	9,258	-	9,258
2. Gain from sale of investment securities	27,000	57,471	(30,471)
VII. Special loss	50,000	-	50,000
1. Litigation settlement payment	50,000	-	50,000
Income before income taxes and others	2,855,460	2,176,666	678,794
Corporate income taxes, inhabitant taxes and enterprise taxes	1,316,773	728,224	588,549
Interperiod tax allocation adjustment	19,514	126,745	(107,231)
Profit for the year	1,519,172	1,321,696	197,476

3. Consolidated Statement of Shareholders' Equity, Etc. and Consolidated Surplus Statement

Consolidated Statement of Changes in Shareholders' Equity, Etc.

For the year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (millions of yen)

Items	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the year					
Distribution of surplus*			(396,083)		(396,083)
Officers' bonuses*			(59,500)		(59,500)
Profit for the year			1,519,172		1,519,172
Acquisition of treasury stock				(815)	(815)
Disposition of treasury stock			(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net					
Total change during the year	-	-	1,056,023	34,822	1,090,845
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616

Items	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the year				
Distribution of surplus*				(396,083)
Officers' bonuses*				(59,500)
Profit for the year				1,519,172
Acquisition of treasury stock				(815)
Disposition of treasury stock				28,072
Changes in items other than shareholders' equity during the year – net	1,730,331	38,460	1,768,791	1,768,791
Total change during the year	1,730,331	38,460	1,768,791	2,859,636
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

Consolidated Surplus Statement

(thousands of yen)

	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	
(Additional paid-in capital)		
I. Beginning balance of additional paid-in capital		6,181,300
II. Ending balance of additional paid-in capital		6,181,300
(Retained earnings)		
I. Beginning balance of retained earnings		6,543,168
II. Increase in retained earnings		
1. Profit for the year	1,321,696	1,321,696
III. Decrease in retained earnings		
1. Cash dividends	378,835	
2. Officers' bonuses	45,000	423,835
IV. Ending balance of retained earnings		7,441,028

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Increase or Decrease
I. Cash flows from operating activities			
Income before income taxes and others	2,855,460	2,176,666	678,794
Depreciation	179,841	155,790	24,051
Amortization of long-term prepaid expenses	69,104	75,203	(6,099)
Loss on disposition of fixed assets	1,779	1,217	562
Increase (decrease) in allowance for doubtful receivables	(1,693)	406	(2,100)
Increase in allowance for bonuses	39,310	4,239	35,070
Interest and dividend income	(8,114)	(4,305)	(3,808)
Loss from investments in partnership	11,944	9,536	2,408
Interest expense	40,070	6,053	34,016
Income from sale of investment securities	(27,000)	(57,471)	30,471
Litigation settlement payment	50,000	-	50,000
Gain from forgiveness of debts	-	(9,015)	9,015
Loss on cancellation of lease agreements	-	4,500	(4,500)
Increase in trade accounts receivable	(4,527,485)	(4,328,494)	(198,990)
Increase in inventories	(1,387,331)	(341,865)	(1,045,465)
Increase in trade accounts payable	1,597,354	801,959	795,394
Officers' bonuses paid	(59,500)	(45,000)	(14,500)
(Increase) decrease in other current assets	(70,730)	96,885	(167,615)
Increase (decrease) in other current liabilities	207,843	(190,721)	398,565
Others	(2,537)	(11,507)	8,969
Subtotal	(1,031,683)	(1,655,923)	624,240
Interest and dividend income	7,886	4,305	3,580
Interest paid	(33,300)	(6,399)	(26,901)
Corporate income taxes paid	(1,111,455)	(1,813,839)	702,384
Corporate income taxes refunded	249,110	-	249,110
Net cash used in operating activities	(1,919,442)	(3,471,856)	1,552,414

(thousands of yen)

	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Increase or Decrease
II. Cash flows from investing activities			
Placement of time deposit	-	(100,000)	100,000
Withdrawal of time deposits	-	200,000	(200,000)
Purchase of tangible fixed assets	(49,856)	(55,173)	5,316
Purchase of intangible fixed assets	(114,430)	(84,330)	(30,099)
Purchase of investment securities	-	(2,266,414)	2,266,414
Sale of investment securities	31,968	84,252	(52,284)
Payment for long-term prepaid expenses	(529,699)	(68,994)	(460,705)
Purchase of beneficial interests in trust	-	(300,000)	300,000
Redemption of beneficial interests in trust	-	500,000	(500,000)
Payment of guarantee	(2,963)	(6,612)	3,649
Refund of guarantee	2,162	1,856	306
Loans	-	(20,000)	20,000
Refund premiums	2,351	100,000	(97,649)
Others	-	454	(454)
Net cash used in investing activities	(660,468)	(2,014,961)	1,354,493
III. Cash flows from financing activities			
Net increase in short-term loans payable	1,000,000	3,001,146	(2,001,146)
Proceeds from long-term loans payable	2,000,000	-	2,000,000
Net (increase) decrease in treasury stock	27,256	(614,750)	642,006
Cash dividends paid	(393,952)	(377,350)	(16,601)
Net cash provided by financing activities	2,633,304	2,009,045	624,258
IV. Translation gain related to cash and cash equivalents	6,410	140,278	(133,868)
V. Net increase (decrease) in cash and cash equivalents	59,803	(3,337,494)	3,397,297
VI. Cash and cash equivalents at beginning of year	4,677,766	8,015,260	(3,337,494)
VII. Cash and cash equivalents at end of year	4,737,569	4,677,766	59,803

NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Non-Consolidated Balance Sheets

(thousands of yen)

	17th fiscal year ended March 31, 2007 (as at March 31, 2007)	16th fiscal year ended March 31, 2006 (as at March 31, 2006)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	4,286,457	4,271,834	14,622
2. Trade notes and trade accounts receivable	155	-	155
3. Inventories	626	791	(165)
4. Short-term loans to related companies	10,774,531	6,759,978	4,014,553
5. Deferred tax assets	19,515	62,578	(43,062)
6. Others	278,432	290,325	(11,892)
Allowance for doubtful receivables	15,359,719	11,385,508	3,974,211
Total current assets			
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	85,510	88,636	(3,126)
(2) Tools, furniture and fixtures	14,392	16,530	(2,137)
Total tangible fixed assets	99,903	105,167	(5,264)
2. Intangible fixed assets	101,314	98,983	2,330
3. Investments and other assets			
(1) Investment securities	6,298,425	6,314,772	(16,346)
(2) Deferred tax assets	32,621	63,215	(30,593)
(3) Others	692,827	694,541	(1,713)
Total investments and other assets	7,023,874	7,072,529	(48,654)
Total fixed assets	7,225,092	7,276,679	(51,587)
TOTAL ASSETS	22,584,811	18,662,187	3,922,623

(thousands of yen)

	17th fiscal year ended March 31, 2007 (as at March 31, 2007)	16th fiscal year ended March 31, 2006 (as at March 31, 2006)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Short-term loans payable	4,000,000	3,000,000	1,000,000
2. Accrued corporate income taxes	19,513	15,939	3,574
3. Allowance for bonuses	27,284	28,206	(921)
4. Others	121,964	63,284	58,680
Total current liabilities	4,168,761	3,107,429	1,061,332
II. Fixed liabilities			
1. Long-term loans payable	2,000,000	-	2,000,000
2. Others	44,792	40,591	4,201
Total fixed liabilities	2,044,792	40,591	2,004,201
TOTAL LIABILITIES	6,213,554	3,148,020	3,065,534
SHAREHOLDERS' EQUITY			
I. Capital	-	4,840,313	(4,840,313)
II. Additional paid-in capital			
1. Capital reserve	-	6,181,300	(6,181,300)
Total additional paid-in capital	-	6,181,300	(6,181,300)
III. Retained earnings			
1. Earned surplus reserve	-	97,042	(97,042)
2. Voluntary reserve	-	3,830,500	(3,830,500)
3. Unappropriated retained earnings	-	2,482,883	(2,482,883)
Total retained earnings	-	6,410,425	(6,410,425)
IV. Treasury stock	-	(1,917,871)	1,917,871
TOTAL SHAREHOLDERS' EQUITY	-	15,514,167	(15,514,167)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	-	18,662,187	(18,662,187)
NET ASSETS			
I. Shareholders' equity			
1. Capital	4,840,313	-	4,840,313
2. Additional paid-in capital			
1) Capital reserve	6,181,300	-	6,181,300
Total additional paid-in capital	6,181,300	-	6,181,300
3. Retained earnings			
1) Earned surplus reserve	97,042	-	97,042
2) Others retained surplus			
General reserve	3,830,500	-	3,830,500
Retained earnings brought forward from the previous year	3,304,904	-	3,304,904
Total retained earnings	7,232,446	-	7,232,446
4. Treasury stock	(1,883,049)	-	(1,883,049)
Total of shareholders' equity	16,371,010	-	16,371,010
II. Revaluation and exchange differences, etc.			
1. Revaluation difference of other securities	245	-	245
Total revaluation and exchange differences, etc.	245	-	245
TOTAL NET ASSETS	16,371,256	-	16,371,256
TOTAL LIABILITIES AND NET ASSETS	22,584,811	-	22,584,811

2. Non-Consolidated Profit and Loss Statements

(thousands of yen)

	17th fiscal year ended March 31, 2007 (as at March 31, 2007)	16th fiscal year ended March 31, 2006 (as at March 31, 2006)	Increase or decrease
I. Operating revenue	911,424	845,404	66,020
II. Operating expenses	888,853	837,532	51,320
1. Selling, general and administrative expenses	888,853	837,532	
Operating profit	22,571	7,871	14,700
III. Non-operating profit	1,352,438	1,311,342	41,095
1. Interest received	149,597	59,352	
2. Dividends received	1,200,000	1,243,000	
3. Miscellaneous income	2,840	8,990	
IV. Non-operating expenses	51,848	24,882	26,965
1. Interest paid	39,852	6,333	
2. Loss from retirement of fixed assets	-	1,217	
3. Loss from investments in partnership	11,944	9,536	
4. Commissions for treasury stock purchases	-	3,295	
5. Loss on cancellation of lease agreements	-	4,500	
6. Miscellaneous losses	51	-	
Ordinary profit	1,323,161	1,294,331	28,829
V. Special income	27,000	-	27,000
1. Gain from sale of investment securities	27,000	-	
VI. Special loss	-	58,744	(58,744)
1. Loss from sale of investment securities	-	58,744	
Income before income taxes and others	1,350,161	1,235,587	114,573
Corporate income taxes, inhabitant taxes and enterprise taxes	28,002	3,607	24,394
Interperiod tax allocation adjustment	73,488	19,720	53,767
Profit for the year	1,248,670	1,212,259	36,410
Profit brought forward from the previous year	-	1,270,623	(1,270,623)
Unappropriated retained earnings for the year	-	2,482,883	(2,482,883)

3. Non-Consolidated Statement of Shareholders' Equity, Etc. and Statement of Proposed Appropriation of Retained Earnings

Non-Consolidated Statement of Shareholders' Equity, Etc.

17th fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (thousand of yen)

Items	Shareholders' equity					
	Capital	Additional paid-in capital	Retained earnings		Treasury stock	Total shareholders' equity
		Capital reserve	Earned surplus reserve	Other retained surplus		
Balance as of March 31, 2006	4,840,313	6,181,300	97,042	6,313,383	(1,917,871)	15,514,167
Changes during the year						
Distribution of surplus*				(396,083)		(396,083)
Officers' bonuses*				(23,000)		(23,000)
Profit for the year				1,248,670		1,248,670
Acquisition of treasury stock					(815)	(815)
Disposition of treasury stock				(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net						
Total changes during the year	-	-	-	822,021	34,822	856,843
Balance as of March 31, 2007	4,840,313	6,181,300	97,042	7,135,404	(1,883,049)	16,371,010

Items	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences	
Balance as of March 31, 2006	-	-	15,514,167
Changes during the year			
Distribution of surplus*			(396,083)
Officers' bonuses*			(23,000)
Profit for the year			1,248,670
Acquisition of treasury stock			(815)
Disposition of treasury stock			28,072
Changes in items other than shareholders' equity during the year – net	245	245	245
Total changes during the year	245	245	857,089
Balance as of March 31, 2007	245	245	16,371,256

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006.

Statement of Proposed Appropriation of Retained Earnings

(thousands of yen)

	16th fiscal year ended March 31, 2006 (Date of approval at General Meeting Of Shareholders: June 23, 2006)	
I. Unappropriated retained earnings at the end of year		2,482,883
Total		2,482,883
II. Appropriation of retained earnings		
1. Dividends	396,083	
2. Officers' bonuses	23,000	
(Bonuses for Statutory Auditors)	(5,000)	419,083
III. Retained earnings brought forward to the next year		2,063,799

Dividend per share

	16th fiscal year ended March 31, 2006		
	Annual	Interim	Year-end
Shares of common stock: Ordinary dividend	¥16.00	-	¥16.00
Commemorative dividend	-	-	-

END